Filed by Lam Research Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: KLA-Tencor Corporation

Commission File No.: 000-09992

Lam Research + KLA-Tencor:

Creating a New Capability Paradigm

October 21, 2015

Lam Research Corp. | Confidential

Lam Research + KLA-Tencor: The Vision

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Opportunity to grow from a position of strength from both companies

§ Best talent in the industry

§ Technology leadership and unit product excellence will be expanded§ Common focus on operational execution

Creates opportunity for a new paradigm of process enablement

§ Combination delivers unmatched capability to partner with our customer on solving their most difficult challenges § No overlapping products, yet close product adjacencies and competencies that together will make us a more knowledgeable, capable partner

Expands scale and relevance in a dynamic and evolving industry

§ Meaningful SAM expansion _ expect to address ~45% of WFE investment in 2018

§ Together we can offer greater insight into product roadmap challenges to maintain and develop best-in-class products and solutions§ More opportunities for employees with increased scale and relevance

Strengthens the financial profile of the combined company

§ Meaningful EPS growth, strong cash flow, efficient balance sheet

WFE = wafer fabrication equipment

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The Right Combination at the Right Time

Cloud, mobility, and IoT are driving performance and economic requirements Technology scaling continues with escalating challenges Customer roadmaps require enhanced collaboration and innovation Intersection of process and process control becoming more critical

Unmatched and complementary capability to enable atomic level processing

Accelerating our capability to address our customers_ most difficult challenges

Lam Research Corp. | Confidential 3

Our Businesses at a Glance

Founded in 1980

Headquartered in Fremont, CA FY 2015 Revenue of $5.3B ~7,300 Employees Leadership in:

Conductor and dielectric etch Thin film deposition Single-wafer clean

Locations in 16 countries

Founded in 1976

Headquartered in Milpitas, CA FY 2015 Revenue of $2.8B ~5,600 Employees Leadership in:

Defect inspection

Lithography & thin film metrology Yield management

Locations in 17 countries

Combination of complementary industry leaders

Lam Research Corp. | Confidential 4

Established Product Leadership

Deposition Etch Clean Inspection Metrology

in Wafer

#1 in Copper ECD #1 in Conductor #1 in Bevel Clean #1 Inspection #1 in Metrology

in BEOL SW in Mask

#1 in Tungsten CVD #2 in Dielectric #1 Clean #1 Inspection

in Packaging

#2 in PECVD & HDP #1 Inspection

#2 in ALD*

7% – 9% of WFE 14% – 16% of WFE 5% – 6% of WFE 6% - 7% of WFE 6% - 7% of WFE

Combined company to serve ~42% of WFE market upon closing, increasing to ~45% by 2018

Source: Leadership positions based on Gartner and company data specific to 2014 shares. WFE percentages are for 2015 markets based on Gartner and company data. ECD = electrochemical deposition, CVD = chemical vapor deposition, PECVD = plasma -enhanced CVD, HDP = high-density plasma (CVD), ALD = atomic layer deposition, BEOL = back-end-of-line, SW = single-wafer. *Based on year-over-year absolute revenue growth.

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A Strong Combination

Shared Strengths

Deep technology ability Product leadership Competitive drive to be #1 Demonstrated solving of customer_s most difficult problems Growing profitability Product and operational discipline Extremely talented people A values-driven culture

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Strengths Lam Brings

Plasma and chemistry Strong customer trust Collaborative R&D Inflection -driven revenue growth Relatively stronger memory presence

Strengths KLA-Tencor Brings

Optics and algorithms Competitive intelligence

Understand and realize product value Relatively stronger logic presence

Lam Research Corp. | Confidential 6

Our Opportunity

Grow from a position of strength from both companies

Expand scale and strategic relevance in a dynamic and evolving industry Create a new paradigm for process enablement to customer challenges Increase our capability to deliver unit process excellence Open new opportunities for employees to grow and develop Strengthen the financial profile of the combined company Bring new ideas and perspectives to increase our value to our stakeholders

We can create unmatched capability by virtue of our culture, customer trust, world-class performance, and opportunity

Lam Research Corp. | Confidential 7

INNOVATIVE TECHNOLOGY TRUSTED PRODUCTIVITY FAST SOLUTIONS

Cautions Regarding Forward -Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward -looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward -looking statements are based on Lam Research Corporation_s (_Lam_) and KLA-Tencor Corporation_s (_KLA_) current expectations, estimates and projections about its respective business and industry, management_s beliefs, and certain assumptions made by Lam and KLA, all of which are subject to change. Forward -looking statements can often be identified by words such as _anticipates,            expects,            intends,             plans,            predicts,            believes,             seeks,            estimates,            may,

        will,            should,             would,            could,            potential,             continue,            ongoing,_ similar expressions, and variations or negatives of these words. Examples of such forward -looking statements include, but are not limited to: (1) references to the anticipated benefits of the proposed transaction; (2) the expected industry leadership, future technical capabilities and served markets of the individual and/or combined companies; (3) projections of pro forma revenue, cost synergies, revenue synergies, cash flow, market share and other metrics, whether by specific market segment, or as a whole, and whether for each individual company or the combined company; (4) market expansion opportunities and systems and products that may benefit from sales growth as a result of changes in market share or existing markets; (5) technological achievements that may be realized by the combined company, (6) the allocation of merger consideration in the transactions; (7) the financing components of the proposed transaction; (8) potential financing opportunities, together with sources and uses of cash; (9) potential dividend growth rates; and (10) the companies_ ability to achieve the closing conditions and the expected date of closing of the transaction.

These forward -looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward -looking statement. Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals for the transaction from governmental authorities or the stockholders of KLA or Lam are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of KLA or Lam; (5) the ability of KLA and Lam to retain and hire key personnel; (6) competitive responses to the proposed transaction and the impact of competitive products; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies_ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies_ existing businesses; (10) the terms and availability of the indebtedness planned to be incurred in connection with the transaction; and (11) legislative, regulatory and economic developments, including changing business conditions in the semiconductor industry and overall economy as well as the financial performance and expectations of Lam_s and KLA_s existing and prospective customers. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Lam will file with the Securities and Exchange Commission (_SEC_) in connection with the proposed transaction. Investors and potential investors are urged not to place undue reliance on forward -looking statements in this document, which speak only as of this date. Neither Lam nor KLA undertakes any obligation to revise or update publicly any forward -looking statement to reflect future events or circumstances. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of Lam, KLA, or the merged company, whether following the implementation of the proposed transaction or otherwise.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Lam_s overall business, including those more fully described in Lam_s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 28, 2015, and KLA_s overall business and financial condition, including those more fully described in KLA_s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 30, 2015.

Lam Research Corp. | Confidential 9

Additional Information and

Where to Find It; Participants in the Solicitation

Additional Information and Where to Find It:

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the stockholders of each of Lam and KLA for their consideration. Lam intends to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of Lam and KLA. Each of Lam and KLA will provide the joint proxy statement/prospectus to their respective stockholders. Lam and KLA also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document that Lam or KLA may file with the SEC in connection with the proposed transaction. Investors and security holders of Lam and KLA are urged to read the joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC_s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Lam on Lam_s Investor Relations website (investor. lamresearch. com) or by writing to Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401 (for documents filed with the SEC by Lam), or by KLA on KLA_s Investor Relations website (ir.kla-tencor. com) or by writing to KLA-Tencor Corporation, Investor Relations, One Technology Drive, Milpitas, California 95035 (for documents filed with the SEC by KLA).

Participants in the Solicitation:

Lam, KLA, their respective directors, and certain of their respective executive officers, other members of management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies from Lam and KLA stockholders in connection with the proposed transaction. Information regarding the persons who, under SEC rules, are or may be deemed to be participants in the solicitation of Lam and KLA stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Lam_s executive officers and directors in its definitive proxy statement filed with the SEC on September 21, 2015. You can find more detailed information about KLA_s executive officers and directors in its definitive proxy statement filed with the SEC on September 24, 2015. Additional information about Lam_s executive officers and directors and KLA_s executive officers and directors will be provided in the above-referenced Registration Statement on Form S-4 when it becomes available.

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